Exhibit 5.1

[LETTERHEAD]

December 9, 2009
The Board of Directors
Art Dimensions, Inc.
3636 S. Jason Street
Englewood, Colorado 80110

Re:        Registration Statement on Form S-1
Art Dimensions, Inc., common stock, no par value per share

Ladies:

   We are acting as counsel for Art Dimensions, Inc., a Colorado corporation (the "Company"), in connection with the preparation of the Registration Statement on Form S-1 (the "Registration Statement"), as to which this opinion is a part, filed with the Securities and Exchange Commission (the "Commission") on December 9, 2009 for the registration by certain shareholders of 1,082,060 shares of common stock, no par value, of the Company (the "Shares").

         In connection with rendering our opinion as set forth below, we have reviewed and examined originals or copies of such corporate records and other documents and have satisfied ourselves as to such other matters as we have deemed necessary to enable us to express our opinion hereinafter set forth.

         Based upon the foregoing, it is our opinion that:

         The Shares to be registered as covered by the Registration Statement, when distributed, will be duly authorized, validly issued, fully paid and nonassessable.

         We hereby consent to the filing of this opinion as an Exhibit to the Registration Statement and to the reference to this firm under the caption "Legal Matters" in the prospectus included in the Registration Statement.

Very truly yours,

/s/ David Wagner & Associates, P.C.
    DAVID WAGNER & ASSOCIATES, P.C.